UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from               to
Commission file number 1-14267
A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
REPUBLIC SERVICES 401(k) PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
REPUBLIC SERVICES, INC.
18500 North Allied Way
Phoenix, Arizona 85054

REPUBLIC SERVICES
401(k) PLAN
AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE
TOGETHER WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
DECEMBER 31, 2008

REPUBLIC SERVICES
401(k) PLAN
Schedules not listed above are omitted because of the absence of conditions under which they are required under the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of Republic Services, Inc.:
     We have audited the accompanying statements of net assets available for benefits of the Republic Services 401(k) Plan as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.
     Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP Certified Public Accountants
Phoenix, Arizona
June 25, 2009

REPUBLIC SERVICES
401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
As of December 31, 2008 and 2007

	2008	2007
Investments, at Fair Value:
Mutual Funds	$59,256,790	$88,999,600
Collective Trust Funds	55,786,715	45,198,773
Republic Services, Inc. Common Stock	17,875,199	24,461,401
Loan Fund	8,460	9,505
Cash	41,929	218,135

Total Investments	132,969,093	158,887,414

Employer Contributions Receivable	3,464,276	3,003,890
Accrued investment income	1,095	41,322

Net Assets Available for Benefits, Reflecting Investments at Fair Value	136,434,464	161,932,626
Adjustment from fair value to contract value for fully benefit-responsive investment contracts held by Collective Trust Funds	4,746,532	272,523

NET ASSETS AVAILABLE FOR BENEFITS	$141,180,996	$162,205,149

The accompanying notes to financial statements are an integral part of these statements.

REPUBLIC SERVICES
401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year Ended December 31, 2008

Additions:
Contributions —
Participant	$24,515,101
Employer	14,144,353

Total Contributions	38,659,454

Investment Income —
Dividend and interest income	5,735,453

Total Additions	44,394,907

Deductions:
Participant distributions	16,156,862
Plan expenses	86,397
Net depreciation in fair value of investments	46,568,146

Total Deductions	62,811,405

Decrease in net assets before transfers	18,416,498
Transfers to other plans	2,607,655

Decrease in net assets available for benefits	21,024,153
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	162,205,149

End of year	$141,180,996

The accompanying notes to financial statements are an integral part of this statement.

REPUBLIC SERVICES
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008
(1) DESCRIPTION OF PLAN:
(a) General
     The following description of the Republic Services 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Summary Plan Description and Plan agreement for a more complete description of the Plan.
     The Plan was established effective April 1, 1999 to provide benefits to all eligible employees of Republic Services, Inc. and its subsidiaries (the “Company”). The Plan is a defined contribution plan commonly known as an Internal Revenue Code (“IRC”) section 401(k) profit sharing plan and is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The Company is the designated administrator of the Plan.
     Although it has expressed no intention to do so, the Company retains the right, if necessary, to terminate the Plan. The Company also retains the right to amend the Plan from time to time.
     In the event the Plan is terminated, each participant will remain 100% vested and will receive a benefit equal to the value of the participant’s interest in their account as of the date of the distribution. Each participant would have the option of receiving a lump-sum distribution or rolling over their distributions into another qualified retirement plan or an individual retirement account.
(b) Eligibility
     Effective January 1, 2007, employees are eligible to participate in the Plan as of their date of hire when they are at least 18 years of age. Employees are automatically enrolled in the Plan after 90 days of continuous service, and 5% of their eligible pay is contributed to the Plan unless or until the employee changes their deferral percentage. Enrollment provisions allow for weekly entry dates by all eligible employees.
     Effective January 1, 2008, the Plan was amended to expand the automatic enrollment of eligible employees to include all employees not deferring under the Plan as of January 1, 2008.
     Effective January 1, 2009, the Plan was amended to remove the Plan’s minimum age eligibility requirement; to discontinue the Plan’s auto enrollment provisions effective for eligible employees hired on or after January 1, 2009; and to provide that employer matching contributions under the Plan will be calculated on a pay-period basis.
(c) Contributions and Funding Policy
     Under the provisions of the Plan, participants may direct the Company to defer a portion of their compensation to the Plan, subject to IRC limitations. Participants direct the investment of their contributions into various investment options offered by the Plan. In 2008, each eligible participant could contribute up to $15,500, and participants who are or will be at least 50 years of age by the end of a calendar year are also eligible to make catch-up contributions to the Plan at any time during such calendar year. In 2008, the maximum amount of catch-up contributions a participant could contribute was $5,000. The Plan also allows for rollovers of vested contributions from previous employers’ qualified plans.
     The employer matching contribution is 100% of the first 3% of eligible compensation and 50% of the next 2% of eligible compensation contributed by each participant. Contributions are made by the Company to all participants who are credited with at least one year of service. The employer match in 2008 and 2007 was funded in cash and allocated to the appropriate investment funds in accordance with the participants’ elections. The total employer matching contribution recognized in the statement of changes in net assets available for benefits for 2008 was $14,144,353. The Company did not make any discretionary contributions to the Plan during 2008.

     Individual accounts are maintained for each of the Plan’s participants to reflect the participant’s contributions and related employer matching contributions, as well as the participant’s share of investment income. The Plan provides for immediate vesting of all contributions plus actual earnings thereon.
(d) Transfers To Other Plans
     In 2007, the Company sold the Letco division. The fair value of the assets of eligible Letco employees transferred out of the Plan in 2008 was $2,607,655.
(e) Payment of Benefits
     In general, upon termination of service due to death, disability, or retirement, a participant (or designated beneficiary) will receive a lump-sum amount equal to the value of the participant’s account. Participants with balances attributable to participation in the former Republic Rewards 401(k) Plan (which is a plan for employees of AutoNation, Inc., Republic Services, Inc.’s former parent company) can elect to receive annual installments over a period not exceeding the remaining life expectancy of the payee. Participants with balances from other prior plans will retain the distribution options of those plans. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution or may rollover the vested interest in his or her account into an Individual Retirement Account (“IRA”) or another employer’s qualified retirement plan.
(2) SIGNIFICANT ACCOUNTING POLICIES:
     The accompanying financial statements are prepared under the accrual basis of accounting in conformity with U.S. generally accepted accounting principles.
Use of Estimates
     The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
     The Company entered into an agreement whereby Merrill Lynch Trust Company (the “Trustee”) has been appointed the Trustee of the Plan’s assets. Under the terms of the agreement, the Trustee holds and invests the funds of the Plan subject to the direction of the Plan’s Benefits Committee and participant investment elections.
     The assets of the Plan are recorded at fair value in accordance with Financial Accounting Standards Board Statement No. 157 (“SFAS 157”). SFAS 157 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy under SFAS 157 are described below:
•	Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access. If a Level 1 input is available, it must be used.

•	Level 2 – Inputs other than quoted prices that are observable for securities, either directly or indirectly. Examples include matrix pricing utilizing yield curves, prepayment speeds, credit risks, etc.; quoted prices for similar assets in active markets; and inputs derived from observable market data by correlation or other means.

•	Level 3 – Unobservable inputs, which contain assumptions by the party valuing those assets. For Level 3 inputs, there is no market data or correlations with market assumptions. Examples would include limited partnership interests, closely held stock, etc.
     The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

     Following is a description of the valuation methodologies used for assets of the Plan measured at fair value. There have been no changes in the methodologies used at December 31, 2008 and 2007.
•	Common stocks, corporate bonds, and U.S. government securities – Valued at the closing price reported on the active market on which the individual securities are trade.

•	Mutual funds – Valued at the net asset value (“NAV”) of shares held by the plan at year end.

•	Common/collective trusts – Comprised of fully benefit-responsive investment contracts. The NAV of units held by the plan at year-end approximates fair value. Although the common/collective trusts are not available in an active market, the fair value is approximated since the underlying investments are traded in an active market.

•	Participant loans – Valued at amortized cost, which approximates fair value.
     The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
     The Company presents its Statements of Net Assets Available For Benefits in accordance with Financial Accounting Standards Board Staff Position AAG INV-1 and Statement of Position 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Audit Guide and Defined-Contribution Health and Welfare and Pension Plans” (the “FSP”). One of the investment options offered by the Plan, the Merrill Lynch Retirement Preservation Trust, is a common collective trust that is fully invested in contracts deemed to be fully benefit-responsive within the meaning of the FSP. The FSP requires that this investment be reported at fair value. However, contract value is the relevant measure to the Plan because it is the amount that is available for Plan benefits. Accordingly, investments as reflected in the Statements of Net Assets Available for Benefits state the Merrill Lynch Retirement Preservation Trust, included within the Collective Trust Funds, at its fair value, with a corresponding adjustment to reflect the investment at contract value.
     The Plan does not permit participant loans. However, the Plan accepts and services loans rolled over from the plans of acquired companies.
     The Plan’s investments in mutual funds and Republic Services, Inc. common stock are stated at fair value as determined by quoted market prices for these securities on national securities exchanges. The Plan’s investments in collective trust funds (other than the Merrill Lynch Retirement Preservation Trust) are stated at fair value as determined by the Trustee. The fair value of the Plan’s interest in the Merrill Lynch Retirement Preservation Trust is based on information reported by the issuer of the common collective trust at year-end. The contract value of the Merrill Lynch Retirement Preservation Trust represents contributions plus earnings, less participant withdrawals and administrative expenses. The participant loans are valued at their outstanding balances based on amortized cost, which approximate fair value. Purchases and sales of investments are recorded on a trade-date basis. The Plan records dividends on the ex-dividend date. Interest income is recorded on the accrual basis.

(3) INVESTMENTS:
     The investments of the Plan as of December 31, 2008 and 2007 are as follows:

	2008		2007
Mutual Funds —
AIM International Growth Fund	$6,843,069		$12,268,490	(a)
Alger Large Cap Growth Institutional Portfolio	—		10,793,807	(a)
American Funds Growth Fund of America	6,498,322		—
BlackRock Aurora Portfolio	—		4,564,967
BlackRock Government Income Portfolio	—		3,066,818
BlackRock Small Cap Growth Equity Portfolio	1,130,463		—
DWS Dreman Small Cap Value Fund	5,068,045		5,666,192
Evergreen Special Equity Fund	—		840,207
Franklin Small-Mid Cap Growth Fund	—		9,853,442	(a)
ING International Value Fund	5,798,373		10,584,117	(a)
Oakmark Select Fund	—		9,380,208	(a)
Perkins Mid Cap Value Fund	1,932,417		—
PIMCO Real Return Fund	1,816,545		—
PIMCO Total Return Fund	14,149,245	(a)	10,234,171	(a)
Van Kampen Growth and Income Fund	11,405,804	(a)	11,747,181	(a)
Van Kampen Mid Cap Growth Fund	4,614,507		—

Total Mutual Funds	59,256,790		88,999,600

Collective Trust Funds —
Merrill Lynch Retirement Preservation Trust	29,400,635	(a)(b)	29,411,421	(a)(b)
Merrill Lynch Equity Index Trust	16,851,665	(a)	15,787,352	(a)
Merrill Lynch International Index Trust	5,086,892		—
Merrill Lynch Mid Cap S&P 400 Index Trust	2,437,204		—
Merrill Lynch Small Cap Index Trust	2,010,319		—

Total Collective Trust Funds	55,786,715		45,198,773

Republic Services, Inc. Common Stock	17,875,199	(a)	24,461,401	(a)
Loan Fund	8,460		9,505
Cash	41,929		218,135

Total Investments	$132,969,093		$158,887,414

(a)	Investment amount represents more than 5% of the Plan’s net assets as of December 31 of the Plan year.

(b)	Represents the fair value. The contract value of this investment as of December 31, 2008 and 2007 was $34,147,167 and $29,683,944, respectively.
     The adjustment from fair value to contract value for fully benefit-responsive investment contracts totaled $4,746,532 and $272,523 at December 31, 2008 and 2007, respectively. Such adjustments are included in net assets available for benefits and total deductions as of December 31, 2008 and 2007 and for the year ended December 31, 2008, respectively, in accordance with American Institute of Certified Public Accountants guidelines. However, these adjustments have been excluded from net assets available for benefits and total income in the Plan’s Form 5500 in accordance with IRC guidelines.
     The following summarizes by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

		Fair Value Measurement at Reporting Date Using
		Quoted Prices in		Significant
		Active Markets for	Significant Other	Unobservable
	Fair Value	Identical Assets	Observable Inputs	Inputs
	12/31/08	(Level 1)	(Level 2)	(Level 3)
Mutual funds	$59,256,790	$59,256,790	$—	$—
Collective Trust Funds	55,786,715	—	55,786,715	—
Common Stock	17,875,199	17,875,199	—	—
Loan fund	8,460	—	—	8,460
Cash	41,929	41,929	—	—

Total	$132,969,093	$77,173,918	$55,786,715	$8,460

     The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008.

Level 3 Assets
Year Ended
December 31, 2008
Loan Fund
Balance, beginning of year	$9,505
Purchases, sales, issuances and settlements (net)	(1,045)

Balance, end of year	$8,460

     During 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held) depreciated in fair value as follows:

Year Ended
December 31, 2008
Net Depreciation in Fair Value of Investments:
Mutual Funds (Quoted Market Prices)	$35,372,124
Collective Trust Funds (Quoted Redemption Value)	6,394,773
Republic Services, Inc. Common Stock (Quoted Market Prices)	4,801,249

Net Depreciation in Fair Value	$46,568,146

(4) BENEFIT DISTRIBUTIONS:
     In general, upon termination of service, including death, total and permanent disability, or retirement, a participant (or the participant’s beneficiary) will receive an amount equal to the value of the participant’s vested account.
     Amounts allocated to withdrawing participants for benefit claims that have been processed and approved for payment but have not yet been paid totaled $38,594 and $215,360 at December 31, 2008 and 2007, respectively. Such amounts are included in net assets available for benefits at December 31, 2008 and 2007 in accordance with American Institute of Certified Public Accountants guidelines. However, the Plan’s Form 5500 reflects such amounts as liabilities of the Plan in accordance with IRC guidelines.
(5) PARTY-IN-INTEREST TRANSACTIONS:
     Certain Plan investments are shares of mutual funds and collective trust funds managed by Merrill Lynch Asset Management Company, an affiliate of the Trustee. Therefore, these investments represent a party-in-interest to the Plan.
     The Company pays certain fees and expenses of the Plan, which include legal, administrative and accounting fees. Fees and expenses paid directly by the Company were $86,397 in 2008.
(6) INCOME TAX STATUS:
     The Plan has received a determination letter from the Internal Revenue Service dated June 28, 2007, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. The Company believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.
(7) RISKS AND UNCERTAINTIES:
     The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
(8) SUBSEQUENT EVENT:
     Effective July 1, 2009, the Plan and the Allied Waste Industries, Inc. 401(k) Plan will be merged to form the Republic Services, Inc. 401(k) Plan.

E.I.N.: 65-0716904
Plan #: 001
REPUBLIC SERVICES
401(k) PLAN
Schedule H, Line 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of December 31, 2008

Description	Shares	Cost			Market Value
*Merrill Lynch Retirement Preservation Trust	34,147,164	$	*	*	$29,400,635
*Merrill Lynch Equity Index Trust	237,247		*	*	16,851,665
*Merrill Lynch International Index Trust	393,114		*	*	5,086,892
*Merrill Lynch Mid Cap S&P 400 Index Trust	339,917		*	*	2,437,204
*Merrill Lynch Small Cap Index Trust	272,771		*	*	2,010,319
AIM International Growth Fund	364,381		*	*	6,843,069
American Funds Growth Fund of America	319,799		*	*	6,498,322
BlackRock Small Cap Growth Equity Portfolio	78,071		*	*	1,130,463
DWS Dreman Small Cap Value Fund	208,992		*	*	5,068,045
ING International Value Fund	613,584		*	*	5,798,373
Perkins Mid Cap Value Fund	126,467		*	*	1,932,417
PIMCO Real Return Fund	192,227		*	*	1,816,545
PIMCO Total Return Fund	1,395,389		*	*	14,149,245
*Republic Services, Inc. Common Stock	721,065		*	*	17,875,199
Van Kampen Growth and Income Fund	806,634		*	*	11,405,804
Van Kampen Mid Cap Growth Fund	311,580		*	*	4,614,507
*Loan Fund (interest rates ranging from 7.0% to 10.5%)	—		*	*	8,460
Cash	N/A		*	*	41,929

Total					$132,969,093

*	Represents a party-in-interest to the Plan.

**	Not applicable as the investment is participant-directed.

Exhibit Index

Exhibit
Number	Description

23.1	Consent of Ernst & Young LLP

SIGNATURE
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Republic Services 401(k) Plan

(Name of Plan)

By:	/s/ Tod C. Holmes

Title:	Chairperson of the Benefits Committee of the
Republic Services 401(k) Plan
Date: June 25, 2009